El Paso Corporation
1001 Louisiana Street
Houston, Texas 77002
August 10, 2005
VIA FACSIMILE (202) 772-9204
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Howard Baik

Re:	Post-Effective Amendment No. 2 to Registration Statement on Form S-3 on Form S-1 (No. 333-82412) of El Paso Corporation
Ladies and Gentlemen:
     On behalf of El Paso Corporation (the “Company”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 9:00 a.m., Washington, D.C. time, on Thursday, August 11, 2005, or as soon thereafter as practicable. The Company hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
This request has also been transmitted via EDGAR.

Very truly yours, El Paso Corporation
By:	/s/ David L. Siddall
	Name:	David L. Siddall
	Title:	Vice President